Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FCB Bancorp, Inc.

Commission File No. 0-12422

Set forth below are slides to be used to discuss the proposed merger transaction between MainSource Financial Group and FCB Bancorp, Inc. with investors and analysts.

MainSource Financial Group, Inc. To Acquire FCB Bancorp, Inc. December 19, 2016

We will achieve our vision by: Forward Looking Statement Disclosure This presentation contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource Financial Group, Inc.’s (“MSFG”), FCB Bancorp, Inc.’s (“FCBE”) or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MSFG nor FCBE assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MSFG and FCBE, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MSFG’s and FCBE’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management's determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking. These statements are based upon the current beliefs and expectations of MSFG’s and FCBE’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied. Additional information concerning risks is contained in MSFG’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings. 2

We will achieve our vision by: Important Information for Investors and Shareholders In connection with the proposed merger, MainSource Financial Group, Inc. (“MainSource”) will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of FCB Bancorp, Inc. (“FCBE”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”. MainSource and FCBE and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FCBE in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 23, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 3

Transaction Overview

MainSource
Life needs a great bank.

Strategically Compelling	✓ Accelerates our Louisville market expansion and leverages our existing investment in Jefferson County by providing valuable scale – #15 → #9 pro forma deposit market share ranking – Adds 7 full service branches and approximately $390 million in Louisville deposits ✓ Significantly moves MainSource forward in our plan to have full branch coverage in each of our key metropolitan markets of Indianapolis, Cincinnati and Louisville ✓ Complementary cultures with strong ties to the community and a customer service focus ✓ Leverages the MainSource brand, product set and capabilities
Financially Attractive	✓ ~2% EPS accretion in partial year 2017[1], excluding one-time costs ✓ ~5% EPS accretion in 2018[1] ✓ Modest tangible book value dilution of ~2.5%, inclusive of all one-time costs ✓ Tangible book value earnback period of approximately 3.5 years using crossover method[2] ✓ Pro forma capital ratios above "well-capitalized" guidelines

(1) Based on MSFG FactSet consensus EPS estimates. Partial year accretion is based upon a 6/30/17 closing.
(2) Cross-over method, defined as the number of years for pro forma tangible book value per share to exceed stand-alone projected tangible book value per share, inclusive of all one-time expenses.

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Expanding the Louisville Market

MainSource
Life needs a great bank.

Geographic Footprint



MSFG
FCBE
ILLINOIS
INDIANA
Charlestown
Sellersburg
La Grange
Prospect
New Albany
Louisville
Jeffersontown
Pleasure Ridge Park
Valley Station
Mount Washington
West Point
Shepherdsville

Louisville, KY MSA (Top 25)

(dollars in thousands)

Rank	Institution	Branches	Deposits	Mkt. Share
1	PNC Financial Services Group (PA)	56	$5,782,993	22.93%
2	JPMorgan Chase & Co. (NY)	41	4,038,352	16.01%
3	Fifth Third Bancorp (OH)	40	2,377,036	9.42%
4	Republic Bancorp Inc. (KY)	23	2,254,153	8.94%
5	Stock Yards Bancorp Inc. (KY)	28	2,135,965	8.47%
6	BB&T Corp. (NC)	26	1,573,481	6.24%
7	U.S. Bancorp (MN)	27	863,084	3.42%
8	WesBanco Inc. (WV)	21	756,433	3.00%
9	**Pro Forma**	**19**	**689,762**	**2.73%**
9	Commonwealth Bancshares Inc. (KY)	15	673,250	2.67%
10	First Capital Inc. (IN)	17	658,625	2.61%
11	First Savings Financial Group (IN)	11	500,990	1.99%
12	Citizens Union Bancorp (KY)	11	402,049	1.59%
13	**FCB Bancorp Inc (KY)**	**10**	**387,514**	**1.54%**
14	Porter Bancorp Inc. (KY)	6	371,965	1.47%
15	**MainSource Financial Group (IN)**	**9**	**302,248**	**1.20%**
16	New Independent Bcshs Inc. (IN)	8	261,274	1.04%
17	Old National Bancorp (IN)	5	222,043	0.88%
18	First Breckinridge Bcshs Inc (KY)	5	205,420	0.81%
19	Farmers Financial Corp. (KY)	2	150,227	0.60%
20	Central Bancshares Inc. (KY)	3	145,011	0.57%
21	Regions Financial Corp. (AL)	3	134,403	0.53%
22	Eclipse Bank Inc. (KY)	1	113,250	0.45%
23	Lake Valley Bancorp Inc. (KY)	2	92,198	0.37%
24	Mid-Southern Savings Bank(MHC) (IN)	1	86,124	0.34%
25	American Founders Bank Inc. (KY)	3	83,265	0.33%
	Total For Institutions In Market	**411**	**$25,222,649**	

Source: SNL Financial.
Note: FCB Bancorp, Inc. branches include seven full service branch centers, a commercial lending location, and two mobile limited offices.

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Transaction Pricing and Financial Impact

MainSource
Life needs a great bank.

Transaction Pricing

Aggregate Deal Value ($M)(1)	$56.9
Consideration Mix(1)	~81% Stock / ~19% Cash
Price / Tangible Book Value	185%
Price / LTM EPS	21.0x
Price / LTM EPS + Cost Savings	8.4x

Attractive Pro Forma Financial Returns

EPS Accretion	▪ ~2% in partial year 2017(2) ▪ ~5% in 2018(2)
Tangible Book Value	▪ ~2.5% estimated dilution at closing ▪ Accretive to standalone tangible book value in approximately 3.5 years(3)
Pro Forma Capital	▪ TCE ~8.5% at closing ▪ Total RBC ~14.5% at closing

Key Financial Modeling Assumptions

- No revenue enhancements or cross-sell opportunities have been assumed
- Cost savings of 40% of non-interest expense, or approximately $6.2 million; 75% phased in 2017
- Gross loan mark of 2.25% of loans held for investment and 15% mark on OREO (loan mark of $9.6 million gross of loan loss reserve)
  - Credit review focused on the largest relationships, adversely classified assets and watch list loans
  - Reviewed approximately 78% of all loan commitments
  - Reviewed 100% of relationships with balance greater than $500,000 and all adversely classified assets with a balance greater than $25,000
- Trust preferred securities mark of $2.5 million, amortized over 20 years
- Core deposit intangible of 1.5%, amortized straight-line over 10 years
- Pre-tax restructuring expenses of $6.5 million at closing
- Q2 2017 expected closing

(1) Based upon the MSFG closing price of $32.65 as of December 16, 2016, 1,558,507 FCBE shares issued and outstanding and 10,000 FCBE options outstanding at a weighted average exercise price of $10.00.
(2) Earnings accretion excludes the impact of any potential restructuring charges to be incurred, and includes the expected phase-in of cost savings.
(3) Cross-over method, defined as the number of years for pro forma tangible book value per share to exceed stand-alone projected tangible book value per share, inclusive of all one-time expenses

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First Capital Bank of Kentucky Financial Profile

MainSource
Life needs a great bank.

Historical Financials

(dollars in thousands)	2013 FY 12/31/13	2014 FY 12/31/14	2015 FY 12/31/15	2015 FQ4 12/31/15	2016 FQ1 3/31/16	2016 FQ2 6/30/16	2016 FQ3 9/30/16
Balance Sheet							
Total Assets	473,525	503,552	505,015	505,015	506,591	506,578	522,810
Total Gross Loans	373,879	404,489	406,385	406,385	407,775	413,158	428,863
Total Deposits	382,152	371,723	358,210	358,210	383,328	387,514	393,383
Total Equity	42,768	44,834	46,729	46,729	46,779	46,998	47,782
Profitability ($000s)							
Net Interest Income	14,251	15,529	15,720	3,962	3,936	4,002	3,941
Less: Provision for Loan Losses	1,199	433	53	(9)	10	(1)	(11)
Plus: Non-interest Income	1,924	1,827	2,520	628	942	772	846
Less: Noninterest Expense	11,709	13,330	13,744	3,479	3,646	3,645	3,648
Plus: Gain on Sale of Securities	3	2	184	169	58	69	78
Net Income Before Taxes	3,270	3,595	4,627	1,289	1,280	1,199	1,228
Less: Income Tax Expense	1,045	1,158	1,507	421	420	391	402
Bank-level Net Income	2,225	2,437	3,120	868	860	808	826
Less: Parent Company Expenses[1]	220	216	309	141	186	165	161
Consolidated Net Income[1]	2,005	2,221	2,811	727	674	643	665
Profitability (%)							
ROAA[1]	0.43	0.45	0.56	0.58	0.53	0.51	0.52
ROAE[1]	5.73	6.10	8.43	8.60	9.23	8.68	8.77
Net Interest Margin (FTE)	3.25	3.29	3.32	3.37	3.31	3.35	3.23
Efficiency Ratio (FTE)	72.4	76.8	75.4	75.8	74.7	76.4	76.2
Noninterest Income/ Operating Rev	11.89	10.53	13.82	13.68	19.31	16.17	17.67
Balance Sheet Ratios / Capital (%)							
Loans/ Deposits	97.8	108.8	113.5	113.5	106.4	106.6	109.0
Tangible Common Equity/ Tang Assets[1]	5.4	5.5	5.8	5.8	5.8	5.9	5.9
Leverage Ratio	9.25	8.83	9.45	9.45	9.35	9.31	9.31
Tier 1 Ratio	11.1	10.9	11.2	11.2	11.2	11.1	11.0
Total Risk Based Capital Ratio	11.8	11.4	11.8	11.8	11.7	11.7	11.5
Asset Quality (%)[2]							
NPLs/ Loans	1.84	1.62	1.10	1.10	0.82	1.00	1.17
NPAs/ Assets	2.05	1.62	1.12	1.12	0.89	1.04	1.15
NCOs/ Avg Loans	0.44	0.28	0.02	(0.03)	0.00	0.00	(0.02)
Reserves/ Loans	0.80	0.58	0.57	0.57	0.57	0.57	0.55
Reserves/ NPLs	43.6	35.9	52.1	52.1	70.4	56.6	46.9

Source: SNL Financial and Company documents.

Note: Financials above are at the Bank level unless otherwise noted as consolidated per footnote (1) below.

(1) Information is provided at the consolidated holding company.

(2) NPLs include: nonaccrual loans, loans 90+ days past due and accruing TDRs. NPAs include: NPLs and OREO.

(3) Cost of interest-bearing deposits.

Loan Composition

$429 Million
MRQ Yield: 4.41%



Non-Owner Occ. CRE 40%
Multifamily 7%
Commercial & Industrial 3%
Consumer 1%
Construction 7%
Residential R.E. 1-4 Fam. 27%
Owner Occ. CRE 15%

Deposit Composition

$393 Million
MRQ Cost[3]: 0.64%



Time Deposits <$100,000 9%
Time Deposits ≥$100,000 19%
Demand 16%
Other Transaction Accounts 22%
MMDA and Savings 34%

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